

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Peter Bauer
Chief Executive Officer
Mimecast Limited
CityPoint, One Ropemaker Street, Moorgate
London EC2Y 9AW
United Kingdom

> **Re: Mimecast Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted June 16, 2015**
> **CIK No. 0001644675**

Dear Mr. Bauer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Company Overview, page 1

1.   Please provide support for the statement on page 1 that you are "a leading provider of cloud security and risk management services for corporate information and email."

Risk Factors

If we are unable to maintain successful relationships with our channel partners…, page 14

2.   We note that your channel partners accounted for a significant amount of your sales in the fiscal year ended March 31, 2015. Please revise here and elsewhere to disclose the

percentage of sales that channel partners accounted for. Additionally, tell us whether any single channel partner accounted for a material portion of your sales, and if so, tell us what consideration you have given to filing any related material agreement.

Our business depends substantially on customers renewing their subscriptions…, page 15

3.   We note that your business depends substantially on customers renewing their subscriptions. Please revise to disclose your renewal rate for each period in your financial statements.

Any failure in our delivery of high-quality customer support services…, page 19

4.   You disclose here that you provide service level commitments under your subscription agreements. Please revise to further describe these service level commitments in either your business or management's discussion and analysis sections.

We are subject to governmental export controls and funds dealings restrictions…, page 25

5.   We note your disclosure about regulations regarding Iran, and we note disclosure about business in the Middle East and Africa through your South Africa segment. Iran and Syria, located in the Middle East and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan in addition to those you discuss involving Persia International Bank, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, services, components or technology you have provided into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

6.   You disclose on page 26 that violations of U.S. sanctions or export control laws may result in fines calculated on a per violation basis. Please also make clear that under the terms of applicable regulations, each instance in which you provided service or goods may be considered a separate violation.

Industry and Market Data, page 36

7.   With respect to every third-party statement in your prospectus, such as the information provided by Gartner, Inc., please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Use of Proceeds, page 37

8.   You state that you expect to use the proceeds you receive from this offering for working capital and other general corporate purposes and that you may use a portion for the acquisition of or investment in businesses, products, services, technologies or other assets. Notwithstanding that you have not yet allocated any specific portion of the proceeds for any particular purpose, please consider revising to provide more meaningful disclosure regarding your anticipated use of the net proceeds for working capital, general corporate purposes and/or potential acquisitions. In this regard, for example, we note your disclosure on page 4 that you intend to further invest in your network of channel partners and on page 13 that you expect to make significant expenditures and investments in research and development.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 50

9.   Please revise to include a discussion of any material known trends and uncertainties relating to your key performance indicators.

Revenue Constant Currency Growth Rate, page 50

10.   We note your disclosure on page 45 that in order to properly understand the underlying business trends and performance of your ongoing operations, you believe that investors may find it useful to consider the impact of excluding changes in foreign exchange rates from your revenue growth rate. We also note your disclosure on page 69 that for the year ended March 31, 2015, 62% of your expenses were in foreign currencies. Tell us what consideration you gave to also disclosing the impacts of foreign exchange rates on your gross profit percentage in order to provide a more balanced view of the overall impact of foreign currencies on your operations.

Components of Consolidated Statements of Operations

Revenue, page 51

11.   We note that you generally license your services on a price per employee basis under annual contracts. Please describe the other types of arrangements you enter into with your customers and whether any such arrangement is material to your business.

Comparison of Period-to-Period Results of Operations, page 54

12.   Tell us what consideration you gave to providing quantitative disclosure of the impacts of foreign currency on your changes in revenue, cost of sales and operating expenses. We refer you to Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources

Borrowings and Credit Facility, page 58

13.   You disclose that you have entered into various term loans with Silicon Valley Bank and that the aggregate principal balance of the term loans was $12.4 million as of March 31, 2015. Please revise to describe any amount available for future borrowing under the term loans.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 69

14.   Tell us what consideration you gave to providing quantitative disclosure of the foreign currencies in which your cash is denominated.

Business

Our Growth Strategy

Develop Our Technology and Release New Services, page 79

15.   We note that your services integrate with Microsoft and Google products and services. Please tell us whether you have any material agreement with Microsoft or Google, and if so, revise to provide a summary of the agreement and tell us what consideration you have given to filing it. See Instructions as to Exhibits of Form 20-F.

Customer Service and Support, page 87

16.   We note that you maintain a strong customer retention rate. Please revise to disclose your customer retention rate.

Management

Directors' and Executive Management Compensation, page 96

17.   We note that you have disclosed compensation paid to your directors and executive officers on an aggregate basis. Please confirm to us that you are not required to disclose the annual compensation of your directors and executive officers on an individual basis under the laws of the Bailiwick of Jersey or England and Wales and that you have not otherwise publicly disclosed this information. See Item 6.B of Form 20-F.

Other Arrangements, page 102

18.   Please briefly summarize the business development services that Insight Venture Partners provides to you.

Description of Share Capital, page 105

19.   Please remove the phrase "qualified in their entirety." Descriptions in the prospectus must be materially complete without reference to the underlying documents.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

20.   We note your disclosure that for transactions where you have determined that you are acting as a principal in the arrangement with resellers, which is primarily when the credit risk is borne by you, revenue is presented on a gross basis. Please further clarify the nature of these arrangements and how you considered all of the factors in ASC 605-45 in making this determination. As part of your response, tell us how you considered the guidance in ASC 605-45-13, which indicates that the assumption of credit risk may provide weaker evidence that the entity has risks and rewards as a principal in the transaction. In addition, clarify which party is the primary obligor under arrangements where you are presenting on a net basis, including the specific roles and responsibilities of each party and how the reseller determines the nature and type of product that is going to be sold to the end-user.

21.   We note your disclosure that your subscription and support revenue is recognized ratably over the term of the contract, typically one year in duration. We also note your disclosure on page 15 that your contracts with your channel partners generally allow them to terminate their agreements for any reason upon 90 days' notice. Please clarify whether any of your subscription fees are refundable under these circumstances and how you took this into consideration in determining your revenue recognition policies.

22.   We note your disclosure that revenue relating to customer set-up and ingestion services is recognized on a straight-line basis over the contractual term or the average customer life. Please clarify how you determine how much to defer for these services.

23.   Please clarify your accounting policy for costs associated with customer set up and ingestion services revenue.

Deferred Revenue, page F-12

24.   We note your disclosure that deferred revenue primarily consists of billings or payments
        received in advance of revenue recognition. Please clarify your policy for recording
        accounts receivable and deferred revenue for billings. That is, clarify how you have a
        valid receivable in these circumstances.

Cost of Revenue, page F-12

25.   We note your disclosure on page 88 that you operate a continuous delivery model for
        improvements to your infrastructure and products to ensure customers benefit from
        regular updates in protection and functionality, and your disclosure on page 81 that each
        week, you roll out updates and enhancements centrally that benefit your customers.
        Please clarify whether the costs associated with these updates are included in cost of
        revenues or research and development expense and the factors you considered in making
        this determination.

Software Development Costs, page F-15

26.   We note your disclosure that you did not capitalize any software development costs
        during the years ended March 31, 2014 and 2015. Please further clarify the nature and
        extent of these costs, including the specific processes to which they relate, as illustrated
        in ASC 350-40-55-3. Further, please clarify the factors you considered in determining
        that it is not probable that costs incurred relating to upgrades and enhancements will
        result in additional functionality.

Unaudited Pro Forma Net Loss per Share, page F-17

27.   We note your disclosure that share- based compensation expense associated with awards
        that will become exercisable upon the consummation of an IPO and have satisfied the
        service condition as of March 31, 2015 has been included in the unaudited pro forma net
        loss. Please clarify the authoritative literature upon which you are relying in including
        this adjustment in your pro forma net loss.

Share-Based Compensation, page F-18

28.   We note that that the fair value of your ordinary shares is a key input to the determination
        of the fair value of your stock options. Please disclose the fair value of your ordinary
        shares used in the determination of the fair value of your stock options for each period
        presented.

12. Segment and Geographic Information, page F-32

29.   Tell us if revenue recognized from transactions with any of your channel partner customers amounted to 10% or more of your revenues for each period presented, and if so, what consideration you gave to disclosing the information required by ASC 280-10-50-42. Please also tell us what consideration you gave to disclosing the information required by ASC 275-10-50 relating to concentrations in the volume of business transacted with these parties.

General

30.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

31.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

32.   Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

         You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Michael J. Minahan, Esq.
        Goodwin Procter LLP